FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2004

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JANE HOCKLEY
(Registrant)

By:	ELECTRONIC
(Signature)*

Date   15/1/05

* Print the name and title of the signing officer under his signature.

News Release

For Release: Monday, December 13, 2004

CHINA TOBACCO PACKAGING EXPANSION

Amcor announced today an agreement to subscribe for 80 million new shares, representing a 16.7% equity interest, at HK$2.50 per share in Vision Grande Group Holdings Limited (Vision Grande) for a cost of HK$200 million (approximately A$34 million).

Amcor has also agreed to acquire an option to subscribe for additional 96 million shares, also at HK$2.50 per share, to increase its equity interest to approximately 30.6% for an additional cost of HK$240 million (approximately A$41 million).  This option expires on December 31, 2005.  The transaction is subject to approval from Vision Grande shareholders and the regulatory authorities.

Vision Grande, which listed on the Hong Kong Stock Exchange in March 2004, is a leading supplier of tobacco packaging in China with operations in Shenzhen, Nanjing (through a 48% owned associate) and Kunming (through a 35% owned associate).  For the year ending December 2003, Vision Grande reported sales of HK$232 million and a net profit after tax of HK$90.2 million.  Vision Grande’s major shareholder is its founder and Chairman, Mr Li Wei Bo, who has approximately 74% of the issued capital.

Amcor’s Acting Chief Operating Officer, Mr Louis Lachal said:  “This investment is an important step forward in the development of our Chinese tobacco packaging strategy.  The Chinese tobacco industry, which is the largest cigarette market in the world, is presently restructuring to create fewer more efficient cigarette manufacturers.  Vision Grande and Amcor together currently service 10 of the top 36 key cigarette manufacturers and are well positioned for growth in this changing environment.

“Vision Grande has a strong commitment to innovation and has developed patented printing and lamination techniques that provide superior quality, anti-counterfeiting features and lower production costs.

“Amcor has been operating in China for over ten years from its plants in Beijing and Qingdao which are both in Northern China and this new investment will give us improved geographic coverage and an enhanced product range.

“Our Asian operations continue to provide solid returns and this new investment supports our strategy of continued growth in the region.”

ENDS

For further information please contact:

Louis Lachal	John Murray
Acting Chief Operating Officer	Executive GM Corporate Affairs
Amcor Limited	Amcor Limited
Ph: +61 (0) 3 9226 9003	Ph: +61 (0) 3 9226 9005

Amcor Limited ABN 62 000 017 372
679 Victoria Street Abbotsford Victoria 3067  Australia
GPO Box 1643N Melbourne Victoria 3001  Australia
Tel: 61 3 9226 9000  Fax: 61 3 9226 9050
www.amcor.com

News Release

For Release:  December 17, 2004

AMCOR SUCCESSFUL IN FEDERAL COURT CASE

Amcor announced today that final orders have been made in its case in the Federal Court of Australia against five former employees concerning confidential information belonging to the Company.

Executive Chairman, Mr Chris Roberts said: “Through this case Amcor has achieved all of its objectives regarding the protection of our intellectual property and confidential commercial information.

“All Amcor’s confidential information has been returned, the former employees have all given undertakings to the Court to abide by the non-compete clauses in their employment contracts and not to use the Company’s confidential information in any future employment,” Mr Roberts said.

“Amcor will protect its intellectual property from any future unlawful use by any third parties and will pursue any breaches vigorously through the courts.

“Amcor is determined to ensure that its intellectual property is not used for commercial gain by our competitors,” Mr Roberts said.

The settlement specifically allows for Amcor and the five former employees to assist the ACCC investigation into alleged cartel behaviour.  The ACCC investigation arose after Amcor passed on to the ACCC information it obtained under Federal Court orders from the five former employees who had set up as industry consultants.

ENDS